UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. Identification No. of Above Person (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,477,480 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,477,480 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,477,480 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.38%*

14	Type of Reporting Person (See Instructions): CO

(1) Shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”) and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,477,480 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,477,480 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,477,480 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.38%*

14	Type of Reporting Person (See Instructions): CO

(1) Shares of the Issuer’s Common Stock issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units of NCM LLC they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Starplex, LLC I.R.S. Identification No. of Above Person (Entities Only): 81-0775102

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 8,309,597 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 8,309,597 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,309,597 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 8.27%*

14	Type of Reporting Person (See Instructions): OO

(1) Shares of the Issuer’s Common Stock issuable to AMCS if AMCS chooses to redeem all Units of NCM LLC it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS in lieu of a cash payment.

* Based on (i) 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

EXPLANATORY NOTE

This Amendment No. 12 (“Amendment No. 12”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), American Multi-Cinema, Inc. (“AMC”), and AMC Starplex, LLC (“AMCS” and together with Holdings and AMC, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 6300 South Syracuse Way, Suite 300 Centennial, Colorado 80111.  This Amendment No. 12 reflects change to Items 4, 5 and 7. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 30, 2018, AMC sold 98,000 shares of the Issuer’s Common Stock at an average sales price of $7.42 per share and on May 31, 2018 sole 902,000 shares of the Issuer’s Common Stock at an average sales price of $7.21 per share.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) are supplemented as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 12 are incorporated herein by reference.

AMC does not currently own any shares of the Issuer’s Common Stock.

Each Unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock. Accordingly, if AMC chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 13,167,883 shares of the Issuer’s Common Stock upon the exchange. Also accordingly, if AMCS chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS, then AMCS would receive 8,309,597 shares of the Issuer’s Common Stock upon the exchange.

Therefore, AMC directly and through its ownership and control of AMCS (and by reason of its ownership of AMC, Holdings) may be deemed the beneficial owner of 21,477,480 shares of Common Stock, representing 21.38% of the shares of Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

AMCS may be deemed the beneficial owner of 8,309,597 shares of Common Stock, 8.27% of the shares of Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

Each of the Reporting Persons other than AMCS has the shared power to vote and dispose of all 21,477,480 shares of the Issuer’s Common Stock. AMCS has the shared power to vote and dispose of only the 8,309,597 shares of the Issuer’s Common Stock which it holds. No Reporting Person has the sole power to vote or dispose of any of the Issuer’s Common Stock.

(c)  Since March 22, 2018, the date that Amendment No. 11 to the Schedule 13D was filed, through and including the date of filing this Amendment No. 12, no transactions were effected in the Common Stock by the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 11 except as set forth in Item 4 of this Amendment No. 12, which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated June 4, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2018

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMC STARPLEX, LLC

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary